# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oric Pharmaceuticals, Inc., CIK 0001796280
CUSIP: 68622P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 240 E. GRAND AVE., 2ND FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006454
Filed by CIK 0001230239

## Reporting persons
- Alkeon Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,504,096; sole dispositive power 0; shared dispositive power 4,504,096; aggregate amount beneficially owned 4,504,096 (4.6% of the class)
- Panayotis D. Sparaggis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,504,096; sole dispositive power 0; shared dispositive power 4,504,096; aggregate amount beneficially owned 4,504,096 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Oric Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 240 E. Grand Ave, 2nd Floor, South San Francisco, CA 94080.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(1) Alkeon Capital Management LLC ("Alkeon"), a Delaware limited liability company and the investment manager to certain funds (the "Alkeon Funds"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Oric Pharmaceuticals, Inc. (the "Company") directly held by the Alkeon Funds; and

(2) Panayotis D. Sparaggis ("Mr. Sparaggis"), the Founder and Managing Director of Alkeon, with respect to the shares of Common Stock directly held by the Alkeon Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 350 Madison Avenue, 20th Floor, New York, NY 10017.
Citizenship: The Investment Manager is a Delaware limited liability company. Mr. Sparaggis is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 97,122,987 shares of Common Stock outstanding as of August 5, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 12, 2025.
Percent of class: 4.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Alkeon Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alkeon Capital Management LLC: /s/ Jennifer Shufro, Jennifer Shufro, Compliance Officer (11/13/2025)
- Panayotis D. Sparaggis: /s/ Panayotis D. Sparaggis, Panayotis D. Sparaggis, individually (11/13/2025)